UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation and further to the relevant information dated 17th and 29th March 2017, hereby communicates the following:

RELEVANT INFORMATION

BBVA hereby communicates that the trading period of the rights of free allocation of the capital increase to be charged to voluntary reserves resolved by BBVA’s Annual General Shareholders’ Meeting held on 17th March 2017, under agenda item three, and put into effect by BBVA’s Board of Directors at its meeting held on 29th March 2017, for the implementation of the shareholder remuneration system called “Dividend Option”, ended on 19th April 2017.

During the period determined for such purpose, and upon settlement of the relevant trading orders, holders of 16.72% of the rights of free allocation have exercised BBVA’s commitment to purchase such rights of free allocation. Consequently, BBVA has acquired 1,097,962,903 rights for a total consideration of €143,833,140.29. BBVA has waived the rights of free allocation so acquired.

Holders of the remaining 83.28% of the rights of free allocation have opted to receive new BBVA ordinary shares. Consequently, the definitive number of BBVA ordinary shares of €0.49 of nominal value to be issued in the capital increase to be charged to voluntary reserves is 101,271,338, and the nominal value of the capital increase is €49,622,955.62.

It is expected that the new shares will be admitted to trading on the Spanish Stock Exchanges, through the Spanish SIBE (Sistema de Interconexión Bursátil Español) electronic trading platform (Mercado Continuo), on 25th April 2017, so that the ordinary trading of such shares on the Spanish Stock Exchanges will foreseeably commence on 26th April 2017, subject to the applicable procedures and to obtaining the relevant authorisations. Admission to trading of the new shares in the foreign securities exchanges where BBVA shares are listed will also be requested.

Madrid, 21st April 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 21, 2017	By:	/s/ Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorized representative